Exhibit 99.6

Genius Group Settles Litigation with Alto Opportunity Master Fund, SPC, Ayrton Capital, LLC and Waqas Khatri

SINGAPORE, March 29, 2023 – Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced it reached an amicable settlement with Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, Ayrton Capital, LLC and Waqas Khatri (the “Parties”) and withdrawn the complaint, with prejudice, filed by the Company on February 27, 2023 in the United States District Court Southern District of New York (Case Number 1:23-cv-01639).

All parties have worked diligently together to ensure a mutually beneficial agreement has been reached for the joint benefit of the Company’s shareholders and the Parties’ limited partners.

The summary terms of settlement include:

●	The Company acknowledging that it does not believe that Ayrton is an unregistered broker-dealer, has not violated federal securities laws, and has otherwise committed no wrongdoing under the terms of the previously agreed upon August 24, 2022 convertible note financing agreement between the Company and the Parties.

●	The Company has opted to make the remainder of monthly payments it owes on the $18 million convertible note in cash over time, to ensure no further dilution of shares. As such, the Company will not be subject to any future installment-related accelerations at a variable price from the note, unless consented to by the Company.

●	The Company will deliver to the Parties 13 million ordinary shares relating to the redemption of convertible notes due for the period from January to March 2023.

●	The Parties have cancelled convertible notes conversion relating to 36 million of the 49 million shares included within the complaint.

●	The Parties will release the remaining $6.5 million of the note currently held in deposit to the Company.

●	The Parties will invest in the next bona-fide subsequent offering conducted by the Company, at a range of between $3.7 million to $6.2 million based on the Company’s current share price, the timing of such future raise to be at the Company’s discretion and the final amount within the range at the Parties’ discretion.

●	The Company also retains the right to an early redemption of the note, with a 60-day notice period for any such redemption.

●	Various restrictions related to the Company’s ability to operate its business were removed, which will enable further flexibility for the Company’s management navigating its strategic direction.

●	The Company and the Parties have also reaffirmed their commitment to work together in partnership for the benefit of their respective investors.

Genius Group’s CEO, Roger Hamilton, said, “We are very pleased to have reached a settlement in this matter. All parties have worked hard and shown a high degree of goodwill to find a satisfactory solution for all sides. I look forward to an ongoing and mutually beneficial partnership with Alto, Ayrton and Waqas Khatri.”

Alto and Ayrton Capital’s Principal, Waqas Khatri, said, “We invested in Genius Group as we believed in the Company’s mission, model and management. We are pleased to resolved this matter in a manner that is in the best interests for both our investors and the Company. We look forward to an ongoing partnership with Genius Group.”

The settlement of this complaint remains separate from other legal actions that Genius Group is currently pursuing and will continue to pursue against various parties, which unrelated to this now settled matter and does not include Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, Ayrton Capital, LLC and/or Waqas Khatri, for the recovery of damages that the Company believes have occurred due to market manipulation of its shares.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com